Exhibit 1.3

North American Palladium Ltd.

Management’s Responsibility

for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada

February 19, 2014

Phil du Toit	Dave Langille

CEO	CFO

2013 Annual Report

North American Palladium Ltd.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of North American Palladium Ltd.

We have audited the accompanying consolidated financial statements of North American Palladium Ltd., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Palladium Ltd. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

2013 Annual Report

North American Palladium Ltd.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that North American Palladium Ltd.’s ability to continue operations, exploration and development activities in the near term is dependent upon the Company securing additional financing. These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about North American Palladium Ltd.’s ability to continue as a going concern.

Chartered Professional Accountants, Licensed Public Accountants
February 19, 2014
Toronto, Canada

2013 Annual Report

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

		December 31	December 31
	Notes	2013	2012
ASSETS
Current Assets
Cash and cash equivalents		$9,793	$20,168
Accounts receivable	5	38,556	53,922
Inventories	6	14,239	15,388
Other assets	7	6,968	8,448
Assets of disposal group classified as held for sale	4	—	29,814

Total Current Assets		69,556	127,740

Non-current Assets
Mining interests	8	456,239	343,492

Total Non-current Assets		456,239	343,492

Total Assets		$525,795	$471,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$48,797	$58,474
Credit facility	5	17,834	15,089
Current portion of obligations under finance leases	11	2,988	3,717
Current portion of long-term debt	13	173,656	—
Provisions	12	—	1,000
Taxes payable		—	874
Current derivative liability	13	492	3,952
Liabilities of disposal group classified as held for sale	4	—	12,071

Total Current Liabilities		243,767	95,177

Non-current Liabilities
Income taxes payable		1,286	2,352
Asset retirement obligations	9	13,638	15,214
Obligations under finance leases	11	8,744	9,956
Long-term debt	13	35,864	101,633

Total Non-current Liabilities		59,532	129,155

Shareholders’ Equity
Common share capital and purchase warrants	15	798,411	776,632
Stock options and related surplus		9,128	9,125
Equity component of convertible debentures, net of issue costs	13	6,931	6,931
Contributed surplus		8,873	8,873
Deficit		(600,847)	(554,661)

Total Shareholders’ Equity		222,496	246,900

Total Liabilities and Shareholders’ Equity		$525,795	$471,232

Nature of operations and going concern – Note 1

Commitments and contingencies – Notes 18 and 21

Subsequent events – Note 25

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

Robert J. Quinn, Director	Steven R. Berlin, Director

2013 Annual Report

North American Palladium Ltd.

Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

	Notes		2013	2012
Revenue	19		$153,233	$160,704

Mining operating expenses
Production costs			107,458	100,802
Smelting, refining and freight costs			13,994	13,679
Royalty expense			6,534	6,720
Depreciation and amortization			25,507	19,706
Inventory pricing adjustment	6		675	—
Loss on disposal of equipment			1,118	293
Other			(1,263)	3,813

Total mining operating expenses			154,023	145,013

Income (loss) from mining operations			(790)	15,691

Other expenses
Exploration			12,266	14,513
General and administration			10,721	12,002
Interest and other income	20		(1,969)	(3,598)
Interest expense and other costs	20		10,631	4,681
Loss on extinguishment of long-term debt	13		11,035	—
Foreign exchange loss (gain)			7,378	(504)

Total other expenses			50,062	27,094

Loss from continuing operations before taxes			(50,852)	(11,403)
Income and mining tax recovery	22		2,157	—

Loss and comprehensive loss from continuing operations for the year			$(48,695)	$(11,403)
Income (loss) and comprehensive income (loss) from discontinued operations for the year	4		2,509	(54,634)

Loss and comprehensive loss for the year			$(46,186)	$(66,037)

Loss per share
Basic			$(0.25)	$(0.39)
Diluted	15	(e)	$(0.25)	$(0.39)

Loss from continuing operations per share
Basic			$(0.26)	$(0.07)
Diluted			$(0.26)	$(0.07)

Income (loss) from discontinued operations per share
Basic			$0.01	$(0.32)
Diluted			$0.01	$(0.32)

Weighted average number of shares outstanding
Basic	15	(e)	187,150,369	170,960,774
Diluted	15	(e)	187,176,329	170,983,774

See accompanying notes to the consolidated financial statements

2013 Annual Report

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Notes		2013	2012
Cash provided by (used in)
Operations
Loss from continuing operations for the year			$(48,695)	$(11,403)
Operating items not involving cash
Depreciation and amortization			25,507	19,706
Inventory pricing adjustment	6		675	—
Accretion expense	20		3,550	3,258
Loss on extinguishment of long-term debt			11,035	—
Share-based compensation and employee benefits	15	(g)	1,425	2,277
Unrealized foreign exchange loss			7,006	—
Loss on disposal of equipment			1,118	—
Interest expense and other			5,135	(419)

			6,756	13,419
Changes in non-cash working capital	23		(225)	42,203

			6,531	55,622

Financing Activities
Issuance of common shares, net of issue costs	15	(c)	18,936	36,404
Issuance of convertible debentures, net of issue costs	13		—	40,804
Credit facility	5		197	15,287
Repayment of senior secured notes	13		(79,200)	—
Settlement of palladium warrants	13		(1,747)	—
Net proceeds of senior secured term loan	13		147,840	—
Finance lease facility	11		—	11,239
Repayment of obligations under finance leases	11		(2,905)	(4,749)
Interest paid			(8,368)	(9,686)
Other financing recoveries (costs)			(3,485)	820

			71,268	90,119

Investing Activities
Additions to mining interests, net	8		(109,486)	(145,180)
Proceeds on disposal of mining interests, net			1,170	526

			(108,316)	(144,654)

Increase (decrease) in cash from continuing operations			(30,517)	1,087
Net cash provided by (used in) discontinued operations	4		20,142	(31,854)

Decrease in cash			(10,375)	(30,767)
Cash and cash equivalents, beginning of year			20,168	50,935

Cash and cash equivalents, end of year			$9,793	$20,168

Cash and cash equivalents consisting of:
Cash			$9,793	$20,168
Short-term investments	3		—	—

			$9,793	$20,168

Foreign exchange included in cash balance			$258	$(2)

See accompanying notes to the consolidated financial statements

2013 Annual Report

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Notes		Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2012	15		162,851,432	$740,888	$7,859	$—	$8,873	$(488,624)	$268,996
Common shares issued:
Private placement of flow-through shares, net of issue costs	15	(c)	13,725,000	36,405	—	—	—	—	36,405
Premium on issuance of flow-through shares			—	(1,901)	—	—	—	—	(1,901)
Convertible debentures:
Equity component of convertible debentures, net of issue costs	13		—	—	—	6,931	—	—	6,931
Stock based compensation:
Stock-based compensation	15	(b)	551,401	1,240	1,266	—	—	—	2,506
Net loss and comprehensive loss for the year ended December 31, 2012			—	—	—	—	—	(66,037)	(66,037)

Balance, December 31, 2012			177,127,833	$776,632	$9,125	$6,931	$8,873	$(554,661)	$246,900

Common shares issued:
Settlement of obligation relating to production targets	12		709,220	1,000	—	—	—	—	1,000
Settlement of NAP Quebec disposal costs	4		203,800	300	—	—	—	—	300
Private placement of flow-through shares, net of issue costs	15	(c)	17,258,337	18,936	—	—	—	—	18,936
Premium on issuance of flow-through shares			—	(517)	—	—	—	—	(517)
Warrants:
Palladium warrants exercised	13		574,738	638	—	—	—	—	638
Stock based compensation:
Stock-based compensation	15	(b)	1,235,996	1,422	3	—	—	—	1,425
Net loss and comprehensive loss for the year ended December 31, 2013			—	—	—	—	—	(46,186)	(46,186)

Balance, December 31, 2013			197,109,924	$798,411	$9,128	$6,931	$8,873	$(600,847)	$222,496

See accompanying notes to the consolidated financial statements

2013 Annual Report

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1. NATURE OF OPERATIONS AND GOING CONCERN

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is transitioning the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company also previously held 100% ownership of NAP Quebec Mines Ltd. (“NAP Quebec”), consisting of the Vezza gold mine and Sleeping Giant mill located north of Val D’or, Quebec. At December 31, 2012, the Company was committed to a plan to market and sell its gold division assets (“Disposal Group”) through the sale of the shares of its wholly-owned subsidiary NAP Quebec and on March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all gold division assets.

The consolidated financial statements for the Company as at December 31, 2013 and for the year ended December 31, 2012, include the Company and its significant subsidiaries (collectively referred to as the “Company”).

The consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. While the Company has operations that generate revenue, it has suffered losses from continuing operations for the years ended December 31, 2013 and 2012. The Company’s ability to continue operations, exploration and development activities in the near term is dependent upon the Company securing additional financing. In January 2014, the Company completed an offering of 7.5% convertible unsecured subordinated debentures for gross aggregate proceeds of $32 million (note 25). However, this financing together with the borrowing availability under the Company’s credit facility (note 5), is insufficient to fund in the near term all of the Company’s operating and capital expenditures and other obligations as they become due, and, without additional financing the Company would be unable to meet its obligations as they become due. The Company does not currently have any committed available financing in place and, while it has been successful at doing so in the past, there is no certainty that the required financing will be available or, if available, on acceptable terms.

The Company’s senior secured term loan (note 13) and credit facility (note 5) contain several financial covenants, which, if not met would result in an event of default. These loans also include certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default result in these loans becoming immediately due. Other events of default entitle the lender to demand repayment and the senior secured term loan provides for the payment of a prepayment fee and penalty interest upon an event of default.

Should the Company be unable to obtain sufficient financing, or if the Company’s lenders were to demand repayment of outstanding amounts, the Company would not have sufficient funds to repay its obligations when due, and could cause the Company to seek protection from its creditors, or seek to restructure its obligations.

The Company’s ability to continue operations and exploration and development activities is also dependent upon a number of variables including, but not limited to, meeting production targets, metal prices, operational costs, capital expenditures, achieving profitable operations of the LDI mine expansion and meeting future covenant requirements under the Company’s credit facility and senior secured term loan.

2013 Annual Report

North American Palladium Ltd.

These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 1, Presentation of Financial Statements.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 19, 2014.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s and each of its subsidiaries’ functional currency. All financial information is expressed in thousands of Canadian dollars, except share and per share amounts.

Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

(a) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 1 – Ability to continue as a going concern

Note 9 – Asset retirement obligations and reclamation deposits

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North American Palladium Ltd.

(b) Key estimates and assumptions

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

(i)	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

(ii)

Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(iii)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(iv)	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 5 – Revenue from metal sales

Note 21 – Contingencies

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all Company’s entities for all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of Consolidation

These consolidated financial statements include the accounts of NAP and its wholly-owned subsidiaries.

(a) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those directly associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

2013 Annual Report

North American Palladium Ltd.

(b) Subsidiaries

Subsidiaries are entities controlled by NAP. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(c) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized income and expenses arising from inter-company transactions are eliminated in preparing the consolidated financial statements.

Foreign Currency Translations

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

Financial Instruments

(a)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial instruments are measured on initial recognition at fair value plus, in the case of instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables.

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. These financial instruments are measured at fair value, and changes therein are recognized in the Consolidated Statements of Operations and Comprehensive Loss. The Company’s accounts receivable from the sale of palladium and by-product metals from the LDI mine primarily represent the material financial instruments which have been recorded at fair value through profit or loss (see note 5).

Financial assets classified as loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method, less any impairment losses. The Company’s loan and receivables are included in other assets (refer to note 7). Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

(b)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: long-term debt, finance leases, loans and borrowings, bank overdrafts, credit facilities, and trade and other payables.

2013 Annual Report

North American Palladium Ltd.

Such financial liabilities are designated initially at fair value through profit or loss, and recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are designated at amortized cost and are measured at amortized cost using the effective interest method.

(c)	Derivative financial instruments

The Company holds derivative financial instruments to minimize its foreign currency and market price exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value and any associated transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

Inventories

Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the depreciation of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset. Supplies inventory is valued at the lower of average cost and net realizable value.

Gold inventory relating to discontinued operations was comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

Mining Interests

(a)	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Where funds used to finance a major project form part of general borrowings, the Company capitalizes interest on those borrowings proportionate to the project funds used.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components of property, plant and equipment.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Company expects to use them during more than one period. Similarly, if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.

2013 Annual Report

North American Palladium Ltd.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made. No amortization is provided in respect of mine development expenditures until commencement of commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within mining operating expenses.

(b)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized at the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(c)	Depreciation and amortization

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Discontinued operations and assets held for sale

A non-current asset (or disposal group) is reclassified as held for sale and reclassified to current assets if the Company expects that its carrying value will be recovered principally through a sale transaction and not through its continued use provided that the asset (or disposal group) is available for immediate sale in its present condition and realization of its sale is highly probable. A high probability of sale is considered to exist when the Company is committed to a plan to sell the asset (or disposal group), has undertaken an active program to actively market the asset (or disposal group) and

2013 Annual Report

North American Palladium Ltd.

locate a buyer at a price reasonable in relation to fair value of the asset (or disposal group), and expects the sale process to be concluded within one year following the date of reclassification. The assets and liabilities of any subsidiary for which the Company is committed to sell and for which loss of control of the subsidiary is expected to occur are also reclassified as held for sale.

Any component of the Company which, while in use, represented one or more cash-generating units (“CGUs”) of the Company, has been disposed of or classified as held for sale, and represents a major line of business or geographical area of operations or is part of a single plan to dispose of such a business or operation or is otherwise a subsidiary acquired exclusively for resale is classified as a discontinued operation. The assets, liabilities, comprehensive income, and cash flows relating to a discontinued operation of the Company are segregated and reported separately from the continuing operations of the Company in the period of reclassification without restatement or re-presentation of comparative periods prior to the reporting period in which the reclassification occurs.

Impairment

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of CGUs. An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Mining Interests—Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs generate a future economic benefit by providing (i) access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that are expected to generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit.

2013 Annual Report

North American Palladium Ltd.

Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived. Capitalized open pit mine development costs are depreciated using the unit of production method over the life of the ore body to which accessibility has been improved by the stripping activity.

Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Compensation Agreements

Share-based payment transactions

The grant date fair value of equity-classified share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

The Company has a Restricted Share Unit (“RSU”) plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(a)	Asset Retirement Obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

2013 Annual Report

North American Palladium Ltd.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

(b)	Production Obligations

A provision for an obligation based on achieving specific production targets is recognized when the Company, based on estimates of recoverable minerals and planned production in the current mine plan for each property, determines the production target expected to be achieved.

Revenue and Accounts Receivable

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contracts provide for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable is recorded net of estimated treatment and refining costs which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are included in revenues on the Consolidated Statements of Operations and Comprehensive Loss and disclosed in the notes to the consolidated financial statements.

Interest expense and other costs and other income

Other income is comprised of interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets, gains on the renouncement of flow-through expenditures, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Interest expense and other costs are comprised of interest expense on borrowings, accretion expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, losses on hedging instruments that are recognized in profit or loss, and changes in the fair value of the palladium warrants. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

2013 Annual Report

North American Palladium Ltd.

Income and mining taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

(ii)	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

(iii)	temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income or mining taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share (“EPS”) is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the reporting period.

Diluted EPS is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible debentures, palladium warrants and common share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

For convertible financial instruments classified as debt, the consolidated comprehensive net income (loss) is adjusted to reflect the profit or loss which would have been reported in the period if the debt instrument had been converted immediately at the beginning of the period. These adjustments to profit or loss and the equivalent shares realizable on conversion are not included in the diluted earnings per share calculation when the effect would be anti-dilutive.

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares. On the date of issuance of the flow-through shares, the premium relating to the proceeds received in excess of the closing market price of the Company’s common shares is allocated to liabilities.

2013 Annual Report

North American Palladium Ltd.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and deferred income tax expense and deferred tax liabilities are increased by the estimated income tax benefits renounced by the Company to the investors. The premium liability is reduced pro-rata based on the actual amount of flow-through eligible expenditures incurred during the reporting period. The reduction to the premium is recognized through profit or loss as other income.

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s executive team to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the executive team include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and deferred tax assets and liabilities.

Segment capital expenditures are the total costs incurred during the period to acquire property, plant and equipment, and goodwill.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment did not impact the consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment did not impact the consolidated financial statements of the Company.

Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, effective for reporting years beginning on or after January 1, 2013. These standards and amendments did not impact the Company’s consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

2013 Annual Report

North American Palladium Ltd.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013. Disclosures required under IFRS 13 for consolidated financial statements have been included in note 16.

IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the consolidated financial statements of the Company.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

In October 2010, the IASB issued IFRS 9 “Financial Instruments” which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The new mandatory effective date is not yet determined, however early adoption is permitted. The Company is presently evaluating the impact of adopting this additional disclosure.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. The Company intends to adopt the IAS 32 amendments in its consolidated financial statements for the year commencing January 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

2013 Annual Report

North American Palladium Ltd.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company is presently evaluating the impact of adopting this additional disclosure.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. The Company is presently evaluating the impact of adopting this interpretation.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. As a result, the Company has presented the consolidated financial statements to segregate the gold division as discontinued operations and related financial assets and liabilities held for sale from those balances relating to the Company’s continuing operations as at December 31, 2012 and for the period to March 22, 2013.

Assets and liabilities held for sale

The carrying values of the major classes of assets and liabilities included as part of NAP Quebec on the consolidated balance sheet were reclassified as assets and liabilities of a disposal group classified as held for sale. As at the disposal date of March 22, 2013 and December 31, 2012 the balances reported consisted of the following:

2013 Annual Report

North American Palladium Ltd.

	At March 22	At December 31
	2013	2012
Assets of a disposal group classified as held for sale
Cash and cash equivalents	$1,084	$553
Taxes receivable	5,028	4,522
Inventories	4,007	7,257
Other current assets	1,685	770
Mining Interests	20,563	16,712

	$32,367	$29,814

Liabilities of a disposal group classified as held for sale
Accounts payable and accrued liabilities	$7,005	$5,908
Obligations under finance leases	341	58
Asset retirement obligation	6,154	6,105

	$13,500	$12,071

Proceeds on disposal, net
Cash	$18,000	$—
Equity-settled – note 7[1]	1,410	—
Receivable inventory amounts	1,801	—
Transaction costs related to sale	(815)	—

	$20,396	$—

Gain on disposal of gold division	$1,529	$—

[1]	Maudore Minerals Ltd. issued 1.5 million of its common shares (“MAO“on the TSXV) as consideration towards the purchase price. See note 7.

In addition to the recognized proceeds, the sale agreement also includes a provision for future settlement of amounts relating to a portion of the gold contained in the liners at the Sleeping Giant mill. The valuation of the settlement amount is contingent upon future determination of gold content, pricing, and foreign exchange at the time the liners are changed. As a result, neither the contingent asset nor any estimate of income related to this contract provision has been reflected in the consolidated financial statements. However, in the event that the liners have not been changed on or before May 22, 2014, the parties have agreed upon a settlement of $1.0 million.

On May 22, 2013, in accordance with contractual terms, the Company elected to issue 203,800 common shares for the settlement of $0.3 million of transaction costs related to the sale of the gold division.

Gold assets impairment charge

At December 31, 2012, the Company tested the gold division for impairment using the fair value of the expected purchase consideration less cost to sell as the recoverable amount. In performing the impairment test, the Company concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $56.0 million for the year ended December 31, 2012. Refer to note 8 for details.

2013 Annual Report

North American Palladium Ltd.

Net loss from discontinued operations

Loss and comprehensive loss related to NAP Quebec have been segregated from continuing operations. Loss from discontinued operations consists of the following:

	Note	2013	2012
Revenue		$225	$3,004

Mining operating expenses
Production costs (recovery)		(292)	2,153
Smelting, refining and freight costs		—	16
Depreciation and amortization		10	199
Gold assets impairment charge		—	56,023
Gain on disposal of equipment		—	(435)
Gold mine closure, care and maintenance costs		—	1,463

Total mining operating expenses		(282)	59,419

Income (loss) from mining operations		507	(56,415)

Other expenses
Exploration		151	2,768
General and administration		(34)	62
Other income		(18)	(37)
Interest expense and other costs		24	130

Total other expenses		123	2,923

Income (loss) before taxes		384	(59,338)
Income and mining tax recovery	22	596	4,704

Income (loss) and comprehensive income (loss) for the period before disposal		$980	$(54,634)
Gain on disposal of gold division		1,529	—

Income (loss) and comprehensive income (loss) for the year		$2,509	$(54,634)

Cash flows from discontinued operations

Cash flows related to NAP Quebec have been segregated from continuing operations. Net cash flows provided by (used in) discontinued operations consist of the following:

	2013	2012
Cash flow provided by (used in):
Operations	$6,133	$(7,813)
Financing	301	(160)
Investing	14,239	(23,399)

Net cash provided by (used in) discontinued operations	$20,673	$(31,372)
Opening cash held by discontinued operations	553	71
Closing cash held by discontinued operations	(1,084)	(553)

Net change in cash attributable to discontinued operations	$20,142	$(31,854)

2013 Annual Report

North American Palladium Ltd.

5. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At December 31	At December 31
	2013	2012
Accounts receivable	$38,364	$53,922
Unrealized gain on financial contracts[1]	192	—

Accounts receivable	$38,556	$53,922

[1]

As at December 31, 2013, a total of 31,000 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $768 per ounce of palladium (December 31, 2012 – 55,000 ounces of past palladium production at an average price of $640 per ounce). Refer to note 10.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the December 31, 2013 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at December 31, 2013 (December 31, 2012 – three customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 16.

First priority security of accounts receivable and inventories of concentrate, crushed and broken ore and second priority security on the fixed assets have been pledged as security against a credit facility with a Canadian chartered bank, which matures July 4, 2014, and which is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of $60 million and an amount determined by a borrowing base calculation. At December 31, 2013, $31.2 million was borrowed under the facility. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and adjusted current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions with the senior secured term loan (note 25). Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. As of December 31, 2013, an event of default had occurred which was subsequently waived (see note 25).

On January 28, 2014, the Company obtained a waiver from the lender regarding the credit facility event of default and current ratio covenant violations, and the event of default has been cured.

Under the credit facility, as of December 31, 2013, the Company utilized US$14.4 million for letters of credit, primarily for reclamation deposits and has drawn down US$16.8 million ($17.8 million). During the year ended December 31, 2013, net US$1.1 million ($0.2 million) was drawn down.

6. INVENTORIES

Inventories consist of the following:

	At December 31	At December 31
	2013	2012
Supplies[1]	$10,320	$10,633
Concentrate inventory[1]	2,157	1,587
Crushed and broken ore stockpiles[1,2]	1,762	3,168

Total	$14,239	$15,388

2013 Annual Report

North American Palladium Ltd.

[1]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 5.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

At December 31, 2013, supplies inventory is carried at cost while the concentrate inventory and crushed and broken ore stockpile inventories have been written down in the amount of $631 and $44 respectively to reflect net realizable value. The aggregate write-down of $675 has been recorded as an inventory pricing adjustment at December 31, 2013. All inventory amounts are carried at cost for the year ended December 31, 2012.

Supplies inventory of $27,150 were recognized as an expense during the year ended December 31, 2013 (2012—$27,604).

7. OTHER ASSETS

Other assets consist of the following:

	At December 31	At December 31
	2013	2012
Prepaids	$1,305	$1,375
HST receivable	5,505	7,065
Investments[1]	150	—
Other	8	8

	$6,968	$8,448

[1]

On March 22, 2013, the Company sold its investment in NAP Quebec. A portion of the proceeds on the sale was equity-settled by the purchaser. Refer to note 4. For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the Company has elected to classify the investments as held-for-trading for accounting purposes. Such investments are stated at fair value through profit or loss based on the closing market price of the investee’s common stock on the last trading day on or before the Company’s reporting date. Any gain or loss in the value of the investments is recognized in the consolidated statements of operations and comprehensive loss. The fair value of the investments at initial recognition was $1.4 million and was $0.2million at December 31, 2013.

2013 Annual Report

North American Palladium Ltd.

8. MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining leases and claims, royalty interest, and development	Exploration properties	Total
Cost or deemed cost
Balance at January 1, 2012	$51,063	$218,487	$7,384	$14,108	$50,380	$341,422
Additions of physical assets – continuing operations	12,613	131,580	12,504	1,645	—	158,342
Additions of physical assets – discontinued operations	381	68	669	—	26,955	28,073
Revaluation of ARO assets – continuing operations	1,047	—	—	—	—	1,047
Revaluation of ARO assets – discontinued operations	483	—	—	—	—	483
Capitalization of borrowing costs	—	7,999	—	—	—	7,999
Reclassification of costs for finance leases maturing in the year	—	(361)	408	—	—	47
Other reclassifications – discontinued operations	363	—	(60)	—	(293)	10
Disposals – continuing operations	(4,292)	(12,654)	(500)	—	—	(17,446)
Transfer of disposal group classified as held for sale	(13,047)	(45,926)	(909)	(1,000)	(77,042)	(137,924)

Balance at December 31, 2012	$48,611	$299,193	$19,496	$14,753	$—	$382,053

Balance at January 1, 2013	$48,611	$299,193	$19,496	$14,753	$—	$382,053
Additions of physical assets – continuing operations	21,745	91,402	2,842	—	—	115,989
Revaluation of ARO assets – continuing operations	(1,878)	—	—	—	—	(1,878)
Capitalization of borrowing costs	—	28,595	—	—	—	28,595
Reclassification of costs for finance leases maturing in the year	6,238	(3,311)	(2,927)	—	—	—
Disposals – continuing operations	(895)	—	(3,741)	—	—	(4,636)

Balance at December 31, 2013	$73,821	$415,879	$15,670	$14,753	$—	$520,123

2013 Annual Report

North American Palladium Ltd.

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining leases and claims, royalty interest, and development	Exploration properties	Total
Depreciation and impairment losses
Balance at January 1, 2012	$14,848	$54,584	$1,248	$2,910	$11,673	$85,263
Depreciation for the year – continuing operations	3,404	13,160	2,854	1,064	—	20,482
Depreciation for the year – discontinued operations	160	22	17	—	—	199
Impairment loss – discontinued operations	—	—	—	—	56,023	56,023
Reclassification of costs for finance leases maturing in the year	—	18	(18)	—	—	—
Other reclassifications – discontinued operations	11	—	(60)	60	54	65
Disposals – continuing operations	(251)	(1,936)	(71)	—	—	(2,258)
Transfer of disposal group classified as held for sale	(6,883)	(45,538)	(42)	(1,000)	(67,750)	(121,213)

Balance at December 31, 2012	$11,289	$20,310	$3,928	$3,034	$—	$38,561

Balance at January 1, 2013	$11,289	$20,310	$3,928	$3,034	$—	$38,561
Depreciation for the year – continuing operations	5,100	17,726	1,924	969	—	25,719
Reclassification of costs for finance leases maturing in the year	1,359	94	(1,453)	—	—	—
Disposals – continuing operations	(108)	—	(288)	—	—	(396)

Balance at December 31, 2013	$17,640	$38,130	$4,111	$4,003	$—	$63,884

Carrying amounts
As at December 31, 2012	$37,322	$278,883	$15,568	$11,719	$—	$343,492

As at December 31, 2013	$56,181	$377,749	$11,559	$10,750	$—	$456,239

[1]

For year ended December 31, 2013, $19.6 million (2012—$8.0 million) of interest costs on long-term debt was capitalized to mining interests. During the year, the Company revised its estimated timing of cash flows related to the senior secured term loan, resulting in an additional $9.0 million of borrowing costs which were capitalized to underground mine development.

[2]

In 2012, the Company established a $15.0 million lease facility to fund equipment for the LDI mine expansion, of which $14.1 million ($9.8 million, net of repayments) had been utilized as at December 31, 2012 for finance leases. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. Refer to note 11.

2013 Annual Report

North American Palladium Ltd.

Gold assets impairment charge

At December 31, 2012, the Company tested the gold division for impairment using the fair value of the expected purchase consideration less cost to sell as the recoverable amount. In performing the impairment test, the Company concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $56.0 million for the year ended December 31, 2012. Refer to note 4 for details.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 5, 13 and 21.

9. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At December 31, 2013, the changes in asset retirement and the related mine restoration deposit are as follows:

Asset retirement obligation (“ARO”), beginning of year – Continuing Operations	$15,214
Change in discount rate and estimated closure costs (note 8)	(1,878)
Accretion expense	302

Asset retirement obligation, end of year – continuing operations	$13,638

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine[1]	2023	$13,638	$14,055	$14,055	$18,933

[1]	Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $14.4 million.

Asset retirement obligations were comprised of the following as at December 31, 2012:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine	2020	$15,214	$14,055	$14,055	$17,335

Discontinued Operations:
Sleeping Giant mill[1,2]	2021	$4,982	$1,920	$1,880	$5,803
Sleeping Giant mine[1,2]	2013	668	—	—	668
Vezza gold mine[1,2]	2021	455	—	—	533

		$6,105	$1,920	$1,880	$7,004

[1]	The asset retirement obligations relating to discontinued operations have been reclassified as held for sale at December 31, 2012. Refer to Note 4.
[2]

The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill were inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandown West project, the total letters of credit outstanding were $16.3 million.

2013 Annual Report

North American Palladium Ltd.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At December 31	At December 31
	2013	2012
Continuing Operations:
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	2.75%	1.63%

Discontinued Operations[1]:
Inflation		2.00%
Market risk		5.00%
Discount rate		1.71%

[1]	Comparative data for the key assumptions applied, at December 31, 2012, relating to discontinued operations is provided for information purposes.

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. During the year, the mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At December 31	At December 31
	2013	2012
Accounts payable and accrued liabilities	$48,797	$55,238
Unrealized loss on financial contracts[1]	—	3,236

Accounts payable and accrued liabilities	$48,797	$58,474

[1]

As at December 31, 2013, a total of 31,000 ounces of past palladium production that had been delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $768 per ounce (December 31, 2012 – 55,000 ounces at an average price of $640 per ounce). An unrealized gain of $0.2 million has been recorded in accounts receivable at December 31, 2013. Refer to notes 5 and 16.

11. LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

2013 Annual Report

North American Palladium Ltd.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	December 31, 2013			December 31, 2012
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$3,542	$554	$2,988	$4,374	$657	$3,717
Between one and five years	9,418	674	8,744	10,963	1,007	9,956

	$12,960	$1,228	$11,732	$15,337	$1,664	$13,673
Less current portion			2,988			3,717

			$8,744			$9,956

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At December 31	At December 31
	2013	2012
Less than one year	$1,892	$2,761
Between one and five years	2,545	3,960
More than five years	11	—

	$4,448	$6,721

The total minimum lease payments recognized in expense during each of the stated year end periods are as follows:

	December 31	December 31
	2013	2012
Minimum lease payments expensed	$2,502	$1,483

12. PROVISIONS

In conjunction with the acquisition of Cadiscor Resources Inc. in 2009, the Company assumed an obligation in the amount of $1.0 million, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant mill. Based on production results, the Company achieved the production target in the last quarter of 2012 with settlement occurring on March 8, 2013 through the issuance of 709,220 common shares of the Company.

2013 Annual Report

North American Palladium Ltd.

13. LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At December 31	At December 31
	2013	2012
Senior secured term loan	$173,656	$—
Senior secured notes	—	67,211
Convertible debentures	35,864	34,422

	$209,520	$101,633
Less current portion	173,656	—

	$35,864	$101,633

Senior secured term loan

On June 7, 2013, the Company closed a US$130 million senior secured term loan financing with Brookfield Capital Partners Ltd. (“Brookfield”) which bears interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. NAP has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 million for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also included provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment.

On November 29, 2013, the Company amended its US$130 million senior secured term loan with Brookfield resulting in an additional advance of US$21.4 million of cash. The cash received consists of an additional US$15 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield.

Pursuant to the amendment, the interest rate was recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until the Company reverts to cash interest payments. After the Company reverts to cash interest payments, and upon payment of interest and fees which have been deferred, the interest rate returns to 15% per annum on the principal amount outstanding. The exit fee contained in the original loan was replaced by an amendment fee and all interest accrued up to and including December 31, 2013 was capitalized to principal along with the amendment and commitment fees. Prepayment of any principal (including capitalized interest and fees) is subject to a prepayment fee and voluntary prepayment conditions. In addition to the breaches of the financial covenants, the loan also includes certain other events of default, including material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest.

The amendment resulted in an increase of the US$133.9 million principal of the loan at November 29, 2013 for capitalized interest of US$12.7 million, an additional loan of US$15.0 million, and amendment fee of US$8.1 million for a total revised principal of US$169.7 million. Capitalized borrowing costs, due to the change in estimated timing of cash flows, were increased by $9.0 million. Refer to note 8.

2013 Annual Report

North American Palladium Ltd.

The loan is measured at amortized cost. Interest on the loan was originally recorded at an effective interest rate of 16.7%. As a result of the amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.0%.

The loan amendment also included modifications to existing covenants. At December 31, 2013, the Company was in violation of certain covenants for which a waiver was not obtained from the lender until subsequent to the year-end reporting date. As a result, in accordance with IFRS, the full balance of the loan has been reclassified as a current liability as at December 31, 2013. Refer to the subsequent events disclosures in note 25.

On January 28, 2014, the Company obtained a waiver from the lender regarding the secured term loan event of default covenant violation, and the event of default has been cured.

Senior secured notes

During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes, which were due to mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bore interest at a rate of 9.25% per year, payable semi-annually, with 1 palladium warrant attached for each $1,000 note. The debt was carried at amortized cost using an effective interest rate of 13% for accounting purposes.

On June 7, 2013, the debt component of the senior secured notes was fully repaid using the proceeds from the senior secured term loan. The total payment amounted to $80.5 million and included settlement of the principal outstanding of $72.0 million, accrued interest of $1.3 million, and a redemption premium of $7.2 million. The repayment resulted in the recognition of a loss on extinguishment of $11.0 million.

The palladium warrants originally issued with the senior secured notes were not settled. A total of 72,000 warrants were issued which entitle the holders to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company will pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company has the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

During June 2013, a total of 13,000 palladium warrants were exercised, resulting in a settlement payable of $0.6 million. The Company elected to apply the equity-settlement option, resulting in the issuance of 574,738 common shares. In July 2013, an additional 47,000 palladium warrants were exercised resulting in a $1.7 million cash settlement.

The derivatives relating to the outstanding palladium warrants are recorded at fair value through profit or loss at each reporting date. At December 31, 2013 and December 31, 2012, the outstanding palladium warrants and related options were valued using a binomial model which included the following key assumptions:

	December 31	December 31
	2013	2012
Market price of palladium	$711	$699
Strike price	$620	$620
Volatility[1]	21%	30%
Risk free rate	1.13%	1.14%
Expected life (in years)	0.76	1.76

[1]	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability is $0.5 million at December 31, 2013 ($4.0 million – December 31, 2012).

2013 Annual Report

North American Palladium Ltd.

Convertible Debentures

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 million over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt, and the remaining portion of $6.9 million has been allocated to the equity component of the convertible debentures at the time of issuance.

14. RELATED PARTY TRANSACTIONS

Transactions with key management personnel

Key management personnel compensation

The Company provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf in addition to regular salaried amounts. In accordance with the terms of the Corporate Stock Option plan, directors and executive officers are entitled to receive stock-based compensation on an annual basis through participation in the Company’s group registered retirement savings plan and through incentives issued under the Company’s corporate stock option and restricted share unit plans. Refer to note 15.

Summary of key management personnel compensation

	December 31	December 31
	2013	2012
Short-term employee benefits	$2,207	$2,412
Post employment benefits	85	93
Share-based payments	1,538	377

	$3,830	$2,882

2013 Annual Report

North American Palladium Ltd.

15. SHAREHOLDERS’ EQUITY

(a) Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b) Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. The maximum number of common shares available for grant shall not exceed 3,000,000 common shares of the Company. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the year ended December 31, 2013, the Company contributed 1,235,996 shares with a fair value of $1.4 million, which was equal to the market value of the shares on the contribution date (2012 – 551,401 shares with a fair value of $1.2 million).

(c) Flow-through share offerings

On June 7, 2013, the Company entered into a subscription agreement in respect of a fully subscribed private placement of flow-through shares, for aggregate gross proceeds to the Company of approximately $20 million, with the intention to issue these shares in two tranches, in each case at a 2% premium to the relevant market price (defined as the simple average of the five daily VWAPs on the TSX for the five trading day period ending on the fourth trading day prior to each tranche’s closing date).

On June 19, 2013, the Company completed the first tranche with the issuance of 8,668,009 flow-through common shares at a price of $1.155 per share for net proceeds of $9.6 million. The Company was required to spend the gross proceeds of $10.0 million on eligible exploration and mine development expenditures, which are expected to be renounced to investors for the 2013 tax year. As at December 31, 2013, $10.0 million was spent.

On July 23, 2013, the Company completed the second tranche with the issuance of 8,590,328 flow-through common shares at a price of $1.164 per share for net proceeds of $9.3 million. The Company was required to spend the gross proceeds of $10.0 million on eligible exploration and mine development expenditures, which are expected to be renounced to investors for the 2013 tax year. As at December 31, 2013, $10.0 million was spent.

In November 2012, the Company issued 2,425,000 flow-through common shares at a price of $1.65 per share for net proceeds of $3.6 million. The Company was required to spend the gross proceeds of $4.0 million on eligible exploration and mine development expenditures, which expenditures were renounced to investors for the 2012 tax year. As at December 31, 2012, $1.9 million was spent, and the remaining $2.1 million was spent by March 31, 2013.

On April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $32.8 million. The Company was required to spend the gross proceeds of $35.0 million on eligible exploration and mine development expenditures, which expenditures were renounced to investors for the 2012 tax year. As at December 31, 2012, $35.0 million was spent.

2013 Annual Report

North American Palladium Ltd.

(d) Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 8,000,000 common shares of the Company. As at December 31, 2013, 6,240,779 options (December 31, 2012 – 5,291,051 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	December 31, 2013		December 31, 2012
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,207,249	$3.68	3,644,583	$4.43
Granted	2,473,387	$1.07	1,772,000	$2.82
Cancelled/forfeited	(3,286,665)	$3.53	(720,000)	$4.34
Expired	(34,750)	$3.86	(489,334)	$5.14

Outstanding, end of year	3,359,221	$1.91	4,207,249	$3.68

Options exercisable at end of year	822,508	$4.05	2,335,591	$3.88

No options were exercised during the year ended December 31, 2013 or during the year ended December 31, 2012.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2013:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at December 31, 2013	Options Exercisable at December 31, 2013
$1.00-2.50	6.26	2,388,387	5,000
$2.51-3.00	3.06	220,001	80,005
$3.01-6.00	3.85	548,333	548,333
$6.01-8.87	1.93	202,500	189,170

	5.40	3,359,221	822,508

2013 Annual Report

North American Palladium Ltd.

The fair value of options granted during the year ended December 31, 2013 and the year ended December 31, 2012 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	December 31	December 31
	2013	2012
Awards granted	2,473,387	1,772,000
Weighted average fair value of awards	$0.55	$1.24
Pre-vest forfeiture rate	25%	13%
Grant price	$1.07	$2.82
Market price	$1.07	$2.53
Volatility[1]	64%	65%
Risk free rate	1.51%	1.25%
Dividend yield	0%	0%
Expected life (in years)	4.3	4.4

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e) Reconciliation of the diluted number of shares outstanding:

	December 31	December 31
	2013	2012
Net loss available to common shareholders	$46,186	$66,037
Effect of dilutive securities	1,075	1,017

Adjusted net loss available to common shareholders	$47,261	$67,054

Weighted average number of shares outstanding	187,150,369	170,960,774
Effect of dilutive securities	25,960	23,000

Weighted average diluted number of shares outstanding	187,176,329	170,983,774

Diluted net loss per share	$0.25	$0.39

On July 31, 2012, the Company completed an offering of convertible debentures. The calculation of the weighted average number of shares outstanding and the net profit or net loss to common shareholders will be impacted in future periods upon the assumed conversion of the convertible debentures. Refer to note 13.

For the years ended December 31, 2013 and December 31, 2012, the effect of dilutive securities relates to the potential conversion of outstanding palladium warrants. The dilutive effects of the convertible debentures and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

(f) Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (“RSU”) under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at December 31, 2013, 708,609 (December 31, 2012 – 237,871) restricted share units had been granted and were outstanding at an aggregate value of $0.5 million (December 31, 2012 – $0.3 million).

2013 Annual Report

North American Palladium Ltd.

(g) Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Registered retirement savings plan	$1,384	$1,073
Common share stock options	37	1,204
Restricted share units	196	82

	$1,617	$2,359

16. FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company limits credit risk by entering into business arrangements with high-quality counterparties.

The Company’s exposure arises from its cash and cash equivalents, accounts receivable and HST receivable. The Company invests its cash and cash equivalents primarily with major Canadian banks and sells its product to large international companies with strong credit ratings. Historically, the Company has not experienced any losses related to individual customers or HST receivable.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	At December 31	At December 31
	2013	2012
Cash and cash equivalents	$9,793	$20,168
Accounts receivable	38,556	53,922
HST receivable	5,505	7,073

	$53,854	$81,163

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risks.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company’s business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to revenues, certain of its long-term debt and foreign based suppliers being in foreign currencies. The Company’s primary exposure is based upon the movements of the US dollar against the Canadian dollar. The Company’s foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures.

2013 Annual Report

North American Palladium Ltd.

For the Company’s foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company’s cash flows and the reported amounts for revenue, operating costs, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss in the consolidated statements of operations and comprehensive loss.

The Company is exposed to the following currency risk on cash, accounts receivable, accounts payable and borrowings at December 31, 2013.

US$
Cash	$4,055
Accounts receivable	13,564
Accounts payable and accrued liabilities	(3,693)
Current portion of long-term debt	(163,212)

$(149,286)

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in a $1.5 million decrease or increase, respectively, in the Company’s statement of loss and comprehensive loss for the year ended December 31, 2013.

The Company’s revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates. Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

A 1% increase or decrease in the interest rate on the Company’s credit facility would have not have a significant impact on the Company’s statement of loss and comprehensive loss for the year ended December 31, 2013.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices from its sale of metals. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. The total of these financial contracts represent 31,000 ounces as at December 31, 2013 (55,000 ounces as at December 31, 2012). These contracts mature from January 2014 to April 2014 (2012—January 2013 through May 2013) at an average forward price of $768 per ounce (or $US735 per ounce) (2012—$640 per ounce (or $US644 per ounce)). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2013 was a receivable of $0.2 million included in accounts receivable (December 31, 2012—$3.2 million liability included in accounts payable and accrued liabilities).

2013 Annual Report

North American Palladium Ltd.

The Company also has commodity price exposure related to palladium warrants (see note 13).

As at December 31, 2013, the Company’s exposure to commodity price is limited to accounts receivable associated with provisional pricing of metal concentrate sales particularly palladium, and to palladium warrants. A 1% strengthening or weakening of the palladium price would have resulted in an approximate $0.1 million decrease or increase, respectively, in the Company’s loss and comprehensive loss for the year ended December 31, 2013.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is in the process of attempting to source additional financing in order to meet its cash flow and working capital requirements for 2014, however, the Company does not currently have any committed available financing in place and, while it has been successful at doing so in the past, there is no certainty that the required financing will be available or, if available, on acceptable terms. See note 1.

The table below analyzes the Company’s financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2013 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 5 years	More than 5 years
Accounts payable and accrued liabilities	$48,797	$48,797	$—	$—
Credit facility	17,834	17,834	—	—
Obligations under finance leases	11,732	2,988	8,744	—
Current derivative liability	492	—	492	—
Long-term debt*	209,520	173,656	35,864	—

*

At December 31, 2013, the Company was in violation of certain debt covenants within the secured term loan agreement for which relief was not granted until subsequent to the reporting date. As a result, the full value of the loan has been classified to current liabilities at December 31, 2013. Refer to note 25 for discussion of subsequent events relating to debt covenants.

The Company also has asset retirement obligations in the amount of $13.6 million that would become payable at the time of the closures of its LDI mine. As the Company issued letters of credit of $14.1 million related to these obligations, no additional funding is required prior to or upon closure of these properties. Refer to note 9 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure and an application must be made to receive funds on deposit.

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), accounts payable and accrued liabilities, credit facility, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of accounts receivable, other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

2013 Annual Report

North American Palladium Ltd.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The derivative liability relating to the warrants issued in connection with the 2011 senior secured note issuance are measured at fair value using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of December 31, 2013 are the senior secured term loan ($183.5 million), convertible debentures ($43.0 million) and finance leases ($8.7 million).

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents	$9,793	$—	$—	$9,793
Investments (note 7)	150	—	—	150
Accounts receivable (note 5)	—	38,364	—	38,364
Fair value of financial contracts* (note 5)	—	192	—	192
Financial liabilities
Fair value of current derivative liability (note 13)	—	(492)	—	(492)

Net carrying value	$9,943	$38,064	$—	$48,007

*	As detailed in note 5, the asset relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable on the balance sheet.

17. CAPITAL DISCLOSURE

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company’s total shareholders’ equity and any outstanding debt. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt or replace existing debt with different characteristics.

18. COMMITMENTS

(a) Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

2013 Annual Report

North American Palladium Ltd.

(b) Operating Leases and Other Purchase Obligations

As at December 31, 2013, the Company had outstanding operating lease commitments and other purchase obligations of $4.4 million and $1.0 million, respectively (December 31, 2012 – $6.7 million and $84.9 million, respectively) the majority of which had maturities of less than five years (see note 11).

(c) Letters of Credit

As at December 31, 2013, the Company had outstanding letters of credit of $15.4 million, consisting of $14.4 million for various mine closure deposits and $1.0 million for a regulated energy supplier (December 31, 2012—$17.3 million outstanding letter of credit, consisting of $16.3 million for various mine closure deposits and $1.0 million for a regulated energy supplier).

(d) Flow-Through Shares

As at December 31, 2013, the Company had outstanding commitments to spend $nil on eligible exploration expenditures (December 31, 2012—$2.1 million).

19. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2013
Year ended December 31
Revenue – before pricing adjustments[1]	$152,286	$101,540	$15,626	$15,155	$10,114	$9,623	$228
Pricing adjustments:
Commodities	(28)	1,503	(419)	(727)	(344)	(41)	—
Foreign exchange	975	44	365	301	118	145	2

Revenue – after pricing adjustments	$153,233	$103,087	$15,572	$14,729	$9,888	$9,727	$230

2012
Year ended December 31
Revenue – before pricing adjustments[1]	$161,286	$105,161	$17,277	$18,392	$10,744	$9,310	$402
Pricing adjustments:
Commodities	(305)	(693)	739	(3)	(374)	25	1
Foreign exchange	(277)	33	(218)	178	(145)	(119)	(6)

Revenue – after pricing adjustments	$160,704	$104,501	$17,798	$18,567	$10,225	$9,216	$397

[1]

Totals for the year ended December 31, 2013 exclude gold and silver revenues amounting to $225 (2012—$3,004) relating to the Company’s NAP Quebec subsidiary. Revenues for NAP Quebec have been reported separately as part of discontinued operations. Refer to note 4.

During 2013, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2012 – three customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

2013 Annual Report

North American Palladium Ltd.

20. INTEREST EXPENSE & OTHER COSTS AND OTHER INCOME

	2013	2012
Interest expense & other costs
Interest on finance leases	$759	$843
Asset retirement obligation accretion	302	262
Accretion expense on long-term debt	3,248	2,996
Loss on investments	2,337	—
Financing costs	3,728	—
Interest expense	257	580

	$10,631	$4,681

Other income
Unrealized gain on palladium warrants	$(1,075)	$(924)
Gain on revaluation of debt	—	(820)
Gain on renouncement of flow-through expenditures	(792)	(1,625)
Interest income	(102)	(229)

	$(1,969)	$(3,598)

	$8,662	$1,083

21. CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company considers its provisions for outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2013 cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the consolidated financial statements, for which there has been no material change in the year ended December 31, 2013, are as follows:

(a) B.R. Davidson Claim

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a construction contract whereby Davidson agreed to construct an expanded tailings management facility at the LDI Mine. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a performance bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were Davidson, Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, LDI’s engineers, and LDI’s bond broker. The third party action is for $10.9 million in the event that the construction contract is enforced or approximately $3 million in the event the construction contract is not enforced plus other damage claims for between $10 and $15 million plus costs and interest. LDI has a counterclaim against Davidson for $10.7 million in liquidated damages for breach of contract. LDI has approximately $2.6 million in principal and interest judgments against Davidson related to subtrade liens. A pre-trial was held in January 2013 and the matter has now been set down for trial starting in October 2014. At this stage, a reliable estimate of the outcome of the third party action and counterclaim is not determinable and accordingly the Company has not recorded any provisions related to this action within the consolidated financial statements at December 31, 2013.

2013 Annual Report

North American Palladium Ltd.

(b) Class Action

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its former officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100 million. In December 2012, the plaintiffs filed a motion of record for certification and for leave. The Company has retained legal counsel and intends to vigorously defend the potential claim. At this stage, a reliable estimate of the outcome of the potential action is not determinable and accordingly, the Company has not recorded any associated provisions within the consolidated financial statements at December 31, 2013.

22. INCOME TAXES

Rate Reconciliation

The provision for income and mining taxes – continuing operations differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5% (2012 – 26.5%):

	December 31	December 31
	2013	2012
Income tax expense (recovery) using statutory income tax rates	$(13,476)	$(3,022)
Increase (decrease) in taxes resulting from:
Change in unrecognized temporary differences	19,332	5,223
Statutory permanent differences	(6,077)	(2,202)
Recognition of Ontario Resource Tax Credits	(2,157)	—
Difference in statutory tax rates	221	1

Income and mining tax expense – continuing operations	$(2,157)	$—

Components of Income tax expense

The details of the Company’s income and mining tax expense (recovery) are as follows:

	December 31	December 31
	2013	2012
Current income tax expense (recovery):
Income taxes
Current period	$(730)	$—
Adjustments for prior period	(1,427)	—
Deferred income tax expense (recovery):
Income taxes	—	—

Total	$(2,157)	$—

2013 Annual Report

North American Palladium Ltd.

Deferred tax liabilities

The following table summarizes the components of deferred income and mining tax:

	December 31	December 31
	2013	2012
Deferred tax liabilities, net	$—	$—

The following table summarizes the movement in deferred tax liabilities:

Balance at the beginning of the year	$—	$(4,264)
Discontinued operations	—	4,264

Balance at the end of the year	$—	$—

Unrecognized deferred tax assets

Deferred income and mining tax assets from continuing operations have not been recognized in respect of the following items:

	December 31	December 31
	2013	2012
Loss carryforwards	$95,417	$75,713
Deductible temporary differences, income taxes	$29,290	$20,382
Deductible temporary differences, mining taxes	$3,745	$2,559

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from.

Income tax attributes

As at December 31, 2013, the Company had the following approximate income tax attributes from continuing operations to carry forward:

	Amount	Expiry Date
Non-capital losses	$316,490	2015 – 2033
Capital losses	$107,269	Indefinite
Undepreciated capital cost allowance	$185,974	Indefinite
Tax basis of mining interests	$297,774	Indefinite

23. OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	2013	2012
Cash provided by (used in):
Accounts receivable	$15,366	$22,362
Inventories	936	(2,427)
Other assets	(856)	(1,802)
Accounts payable and accrued liabilities	(13,731)	24,028
Taxes payable	(1,940)	42

	$(225)	$42,203

2013 Annual Report

North American Palladium Ltd.

24. SEGMENT INFORMATION

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment. The Company’s revenue by significant product type is disclosed in Note 19.

25. SUBSEQUENT EVENTS

Securities offering

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 million gross principal amount of convertible unsecured subordinated debentures (the “Debentures”) of NAP at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the “Warrants”). Net proceeds received were $29.1 million. The conversion price of the Debentures is $0.635, and the exercise price of the Warrants (the exercise of which remains subject to disinterested shareholder approval) is $0.762.

The Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2014. The first interest payment on the Debentures will include accrued and unpaid interest for the period from and including January 31, 2014 to, but excluding, July 31, 2014. Holders may convert their Debentures into common shares of NAP at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest through to maturity (the “Make Whole Amount”). At the Company’s option, interest and Make-Whole Amounts can be paid in common shares.

Subject to disinterested shareholder approval, the Warrants will entitle the holders thereof to purchase up to 33.33% of the number of common shares of NAP into which the principal amount of Debentures purchased by the holders are convertible at the initial fixed conversion price (excluding common shares issuable as interest, make-whole amounts or otherwise), at any time before the third anniversary of the date that shareholder approval is received. If shareholder approval is not obtained by March 30, 2014, the warrants will terminate.

If the outstanding debentures and warrants were fully converted, approximately 86.1 million additional common shares of the Company would be issued. As of February 19, 2014, $20.2 million of the Debentures had been converted into 47,061,224 common shares, representing the conversion and Make-Whole Amount common shares.

Debt covenants

In the fourth quarter of 2013, a construction lien was placed on the LDI mine by a supplier. The Company paid the supplier the amount owed at the time and the lien was removed. However, this resulted in an event of default as at December 31, 2013 under the secured term loan and, as a result of a cross-default, an event of default under the credit facility, and accordingly each lender had the ability to accelerate its loans. The event of default resulted in classification of the secured term loan to current liabilities for year-end reporting purposes which further triggered a violation of a current ratio covenant of its credit facility. No waivers were obtained related to these events of default as at December 31, 2013.

On January 28, 2014, the Company obtained waivers from both lenders regarding the secured term loan and credit facility event of default and current ratio covenant violations, and the event of default has been cured.

2013 Annual Report